Exhibit 16.1

August 4, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 4, 2017, of Papa John’s International, Inc. and are in agreement with the statements contained in the second and third paragraphs on page two therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP